

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

January 4, 2010

By U.S. mail and facsimile

Dr. J. Greig
Chief Executive Officer
1st NRG Corp
1730 LaBounty Road, Suite No. 213
Ferndale, WA, 98248

>   **Re:** **1st NRG Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 17, 2009**
> **Forms 12b-25**
> **Filed March 31, 2009 and May 15, 2009**
> **File No. 000-26600**

Dear Dr. Greig:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Mr. E.D. Renyk
via Fax No. 604-277-5282